UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Celera Corp.

File No. 5-84124 - CF#26596

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Celera Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Schedule 14D-9 filed on March 28, 2011.

Based on representations by Celera Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (e)(3)   through March 28, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mauri Osheroff
Associate Director